November 27, 2013

Via EDGAR

Mara L. Ransom

Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-3561

Re:                             NRG Energy, Inc.

Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-191797

Dear Ms. Ransom:

This letter responds to the comments set forth in your letter dated November 15, 2013 to Brian Curci, Deputy General Counsel and Corporate Secretary of NRG Energy, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”) with respect to a  transaction with Edison Mission Energy (“EME”).  For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

General

1.              We note that you have registered this offering as a primary offering of securities. However, it appears that the offering was negotiated and commenced privately. Please note that a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Questions 134.02 and 139.09 of our Securities Act Sections Compliance and Disclosure Interpretations. In view of the foregoing, please tell us when you began negotiating the transactions contemplated by the Asset Purchase Agreement. Please also describe for us the facts and circumstances of any communications between you and EME, and the unsecured creditors of EME, regarding the transactions contemplated by the Asset Purchase Agreement before you filed your registration statement, and provide us with your analysis as to whether such communications constitute an “offer” for purposes of the definition of that term in Section 2(a)(3) of the Securities Act of 1933, as amended.

RESPONSE:

The Company believes that it has properly registered this offering as a primary offering of securities from the Company to EME.  There was never any intention that the issuance of the NRG common stock would be pursuant to a private placement.

As noted in the Explanatory Note to the Registration Statement, the Registration Statement is being filed in connection with the acquisition of certain of the assets of EME, an entity which has filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code.  Pursuant to an Asset Purchase Agreement between the Company and EME, the Company will pay to EME approximately $2.6 billion for the assets, $350 million of which will consist of newly issued, registered shares of the Company’s common stock based upon a price per share negotiated by all of the parties as described in the Explanatory Note.

The Company is a well-known, seasoned issuer (“WKSI”), and as such, the Company is permitted to take advantage of Rule 163 under the Securities Act of 1933, as amended (the “Securities Act”), which permits the issuer to make certain communications, including certain offers to sell or buy securities, in the period prior to the filing of a registration statement, including written communications containing legends which are considered free-writing prospectuses (“FWP”).  The Company fully complied with the requirements of Rule 163, “Exemption from Section 5(c) of the Act for Certain Communications by or on Behalf of Well-Known Seasoned Issuers” in connection with this transaction.  The Company’s communications began with certain creditors and the creditors committee in the summer.  The Company understood that the written communication that developed as a result of conversations between the various constituents, namely the term sheet, was an FWP under Rule 163.  Accordingly, such document included the required Rule 163 legend.  In addition, the document was filed with the Registration Statement.  This filing was made to satisfy Rule 163 although the transaction terms were revised from the term sheet and therefore, but for Rule 163, the Company would not have been obligated to file it.  As a result of satisfaction of Rule 163 requirements, the Company respectfully asserts that any communications made prior to the filing of the Registration Statement do not constitute an “offer” for purposes of the definition of that term in Section 2(a)(3) of the Securities Act as a result of the exemption from Section 5(c) afforded by Rule 163.

In a business acquisition involving the issuance of the registrant’s equity securities, the registrant would generally register the transaction on Form S-4 pursuant to General Instruction A.1(1) which refers the registrant to a Rule 145(a) transaction.  However, we understand from the rules and regulations of the SEC and through informal discussions with the Staff prior to filing the Registration Statement, Form S-4 is not available for this transaction because there is no stockholder approval of the transaction.  Although protection of any recipients of the NRG common stock would be subject to approval by the bankruptcy court, the creditors committee and the creditors themselves pursuant to the full disclosure of the transaction required by the bankruptcy court procedures, and thus protecting the interests of the recipients of the NRG common stock, such approvals would not satisfy the intent of the stockholder approval or consent requirement under Rule 145(a).  The Company believes that, were Form S-4 available to it, there would be no question that this transaction would constitute a primary offering by the Company, and not a private offering, and the Company would have availed itself of the provisions of Rule 166 under the Securities Act, “Exemption from Section 5(c) for Certain Communications in Connection with Business Combination Transactions.”

In addition, as a WKSI, the Company is able to avail itself of automatic effectiveness of a registration statement on Form S-3 for a primary offering.  However, because the consideration to be received by the Company in exchange for the NRG common stock to be issued in connection with the transaction consists of the assets of EME, and not cash, Form S-3, including automatic effectiveness thereof, is also not available to the Company in this transaction.  Accordingly, the Company concluded that it would have to register this primary offering on Form S-1.

For all of the above reasons, the Company believes that this transaction involves a primary offering of securities by the Company which was properly registered on Form S-1.

2.              If you continue to believe that the transaction registered on this Form S-1 is properly registered as a primary offering, please identify EME as an underwriter, or tell us why you do not believe that EME is a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended. In this regard, we note disclosure on the prospectus cover page that you will issue shares to EME, “which will distribute such shares to its unsecured creditors under a chapter 11 plan of reorganization.”

RESPONSE:

Under Section 2(a)(11) of the Securities Act, an underwriter is defined as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking… .”  EME will not offer or sell securities on behalf of the Company in connection with the allocation of the NRG common stock pursuant to the plan of reorganization.

The Company acknowledges that EME will be issued the shares of the Company’s common stock and, subsequently, EME’s unsecured creditors will receive shares of NRG common stock pursuant to a bankruptcy court-approved plan of reorganization.  Under the terms of the transaction, EME is the recipient of the NRG common stock because it is the entity selling its assets for the total consideration, which includes the NRG common stock, as described in the Plan Sponsor Agreement and the Asset Purchase Agreement filed with the Registration Statement.  If the proposed plan of reorganization is confirmed by the bankruptcy court and consummated by EME, the distributions of EME’s assets to creditors following the closing of the transaction will be in accordance with the court-approved plan.  At such time, such assets will consist of cash and NRG common stock. Accordingly, it will be pursuant to a court-approved plan of reorganization that EME will be instructed as to how to allocate the shares of NRG common stock following the closing of the transaction.

Therefore, the Company respectfully asserts that EME will not be acting as a statutory “underwriter,” as that term is defined in the Securities Act.  It is not receiving the NRG common stock with the “view to distribution.”  Rather, EME will be acting solely in an administrative capacity for the assets of EME during the closing under the Asset Purchase Agreement, and thereafter to allocate such consideration to EME’s unsecured creditors in an orderly fashion as instructed pursuant to the plan or reorganization.  EME will not receive any remuneration in connection with performing this function in the transaction; no commissions or transaction-related fees will be earned or paid for distributing the shares.  EME will not make a market in the NRG common stock, nor will it handle investor funds or securities.  EME does not engage in the type of businesses that are involved in the types of activities contemplated by the statutory term “underwriter.”  EME is merely a provider of administrative services for purposes of the plan of reorganization.  As such, EME will not be an underwriter for the NRG common stock.

3.              Please file all exhibits, including the legal opinion, as soon as practicable. We may have additional comments upon review of these exhibits.

RESPONSE:

As requested, the Company will file all exhibits as soon as practicable in an amendment to the Registration Statement.

Incorporation by Reference, page 39

4.              Please incorporate by reference the Forms 8-K or amendments thereto filed on January 9, 2013, March 1, 2013, March 13, 2013, April 29, 2013, May 3, 2013, June 7, 2013, and June 10, 2013. Please refer to Item 12(a)(2) of Form S-1. Please also incorporate by reference each Exchange Act report filed since the filing of this Form S-1 on October 18, 2013. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 113.05.

RESPONSE:

As requested, the Company will incorporate by reference the periodic reports referenced in the Staff’s letter in an amendment to the Registration Statement.

5.              We note that you have incorporated by reference certain filings of Edison Mission Energy. It does not appear that you are eligible to incorporate such filings by reference. Please revise, including, if the information about EME is material, setting forth such information in the prospectus in full. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 113.07.

RESPONSE:

The Company respectfully advises the Staff that the Company believes it is eligible to incorporate by reference the financial information of EME into the Registration Statement.  Pursuant to Rule 411(b)(2) promulgated under the Securities Act, financial information may be incorporated by reference to any document, provided that any financial statement incorporated by reference meets the requirements of the forms on which the statement is filed.  General Instruction VII of Form S-1 permits eligible registrants to incorporate by reference certain information, including the financial information required by Item 11(e) of Form S-1.  The Company is eligible to incorporate information by reference into the Registration Statement because (i) the Company satisfies the requirements of paragraphs A, B, C and F of General Instruction VII to Form S-1, (ii) paragraph E of General Instruction VII to Form S-1 does not apply to the Company, and (iii) none of the disqualifying circumstances set forth in paragraph D.1.c of General Instruction VII to Form S-1 apply to the Company.  In particular, the offering is not a business combination transaction as defined in Rule 165(f)(1) for purposes of the disqualifying circumstance set forth in paragraph D.2 of General Instruction VII because the Company is not registering an offering that requires the vote or consent of security holders.

In addition, through an informal discussion with the Staff prior to filing the Registration Statement, we understood that the financial information of EME required by Item 11(e) of Form S-1 could be incorporated by reference into the Registration Statement.  While we have considered Securities Act Forms Compliance and Disclosure Interpretation Question 113.07, we do not believe it applies to the Registration Statement and should not preclude our incorporation of the financial information of EME by reference based upon the foregoing reasons.

Accordingly, the Company believes and respectfully submits that it is eligible to incorporate by reference the financial information of EME into the Registration Statement.

Part II — Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-3

6.              Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

RESPONSE:

As requested, the Company will provide the undertaking set forth in Item 512(a)(5)(ii) and Item 512(a)(6) in an amendment to the Registration Statement.

***********************

In connection with the responses above, the Company acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (609) 524-4500 or to Katayun Jaffari at (215) 864-8475.

Sincerely,

/s/ Brian Curci
Brian Curci
Deputy General Counsel and
Corporate Secretary

cc:                                Katayun I. Jaffari